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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*


                             Stolt Comex Seaway SA
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Shares
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   L8873E103
                   -----------------------------------------
                                 (CUSIP Number)

      Stuart B. Panish c/o Zweig-DiMenna Associates LLC, 900 Third Avenue
                   New York, New York 10022  (212) 451-1100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 15, 1997
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. L8873E103


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Zweig-DiMenna Special Opportunities, L.P.
        Zweig-DiMenna Partners, L.P.
        Zweig-DiMenna International Limited
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account
        Gotham Advisors, Inc., on behalf of a discretionary account

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [_]
                                                                     (b) [_]

3  SEC USE ONLY

4 SOURCE OF FUNDS*  WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS  2(d) or 2(e)                                                    [_]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

        Zweig-DiMenna Special Opportunities, L.P. - Delaware
        Zweig-DiMenna Partners, L.P. - New York
        Zweig-DiMenna International Limited - British Virgin Islands Zweig-DiMenna International Managers, Inc. - Delaware
        Gotham Advisors, Inc. - Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7  SOLE VOTING POWER

        Zweig-DiMenna Special Opportunities, L.P.-124,300
        Zweig-DiMenna Partners, L.P.-203,500
        Zweig-DiMenna International Limited-469,100
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-89,400
        Gotham Advisors, Inc., on behalf of a discretionary account-31,200

8  SHARED VOTING POWER

        0

9  SOLE DISPOSITIVE POWER

        Zweig-DiMenna Special Opportunities, L.P.-124,300
        Zweig-DiMenna Partners, L.P.-203,500
        Zweig-DiMenna International Limited-469,100
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-89,400
        Gotham Advisors, Inc., on behalf of a discretionary account-31,200

10  SHARED DISPOSITIVE POWER

        0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Zweig-DiMenna Special Opportunities, L.P.-124,300
        Zweig-DiMenna Partners, L.P.-203,500
        Zweig-DiMenna International Limited-469,100
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-89,400
        Gotham Advisors, Inc., on behalf of a discretionary account-31,200

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        Total-8.2%

        Zweig-DiMenna Special Opportunities, L.P.-1.1%
        Zweig-DiMenna Partners, L.P.-1.8%
        Zweig-DiMenna International Limited-4.2%
        Zweig-DiMenna International Managers, Inc., on behalf of a discretionary account-0.8%
        Gotham Advisors, Inc., on behalf of a discretionary account-0.3%

14 TYPE OF REPORTING PERSON*

        Zweig-DiMenna Special Opportunities, L.P. - PN
        Zweig-DiMenna Partners, L.P. - PN
        Zweig-DiMenna International Limited - CO
        Zweig-DiMenna International Managers, Inc. - CO
        Gotham Advisors, Inc. - CO

                           SCHEDULE 13D - AMENDMENT NO. 1

     Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., Zweig-DiMenna International Managers, Inc. and Gotham Advisors, Inc. (collectively the "Investors") hereby amend the
Schedule 13D, filed with respect to shares of Common Shares, par value $2.00 per share ("Shares") of Stolt Comex Seaway SA.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     The first sentence of Item 3 is amended to read as follows:

     "The securities of Stolt Comex Seaway SA. were purchased at an aggregate cost of $52,757,499 with the investment capital of Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the discretionary account managed by Zweig-DiMenna International Managers, Inc. (the "ZDIM Account") and the discretionary account managed by Gotham Advisors, Inc. (the "Gotham Account")."

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

     The answer to Item 5 is amended to read as follows:

     a.   Aggregate number of shares beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.       124,300

            Zweig-DiMenna International Limited             469,100

            Zweig-DiMenna Partners, L.P.                    203,500

            ZDIM Account                                     89,400

            Gotham Account                                   31,200

          Percent of class beneficially owned:

            Zweig-DiMenna Special Opportunities, L.P.           1.1%

            Zweig-DiMenna International Limited                 4.2%

            Zweig-DiMenna Partners, L.P.                        1.8%

            ZDIM Account                                        0.8%

            Gotham Account                                      0.3%

     b.   Number of shares as to which there is sole power to vote:

            Zweig-DiMenna Special Opportunities, L.P.              124,300

            Zweig-DiMenna International Limited                    469,100

            Zweig-DiMenna Partners, L.P.                           203,500

            ZDIM Account                                            89,400

            Gotham Account                                          31,200

          Number of shares as to which there is shared power to vote or to direct the vote:
            Zweig-DiMenna Special Opportunities, L.P.               0

            Zweig-DiMenna International Limited                     0

            Zweig-DiMenna Partners, L.P.                            0

            ZDIM Account                                            0

            Gotham Account                                          0

          Number of shares as to which there is sole power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.                 124,300

            Zweig-DiMenna International Limited                       469,100

            Zweig-DiMenna Partners, L.P.                              203,500

            ZDIM Account                                               89,400

            Gotham Account                                             31,200

          Number of shares as to which there is shared power to dispose or to direct the disposition:

            Zweig-DiMenna Special Opportunities, L.P.                   0

            Zweig-DiMenna International Limited                         0

            Zweig-DiMenna Partners, L.P.                                0

            ZDIM Account                                                0

            Gotham Account                                              0

c. Since November 25, 1997, the date of the Investors' most recent 13D filing, Zweig-DiMenna Special Opportunities, L.P., Zweig-DiMenna International Limited, Zweig-DiMenna Partners, L.P., the ZDIM Account and the Gotham Account purchased and/or sold the Shares on the open market on the following dates and at the following prices and in the following amounts:

            ZWEIG-DIMENNA SPECIAL OPPORTUNITIES, L.P.

            DATE          DESCRIPTION OF TRANSACTION

            11/25/97      Purchased 2,600 shares at $49.3750 a share

            12/3/97       Purchased 7,000 shares at $49.00 a share

            12/11/97      Purchased 2,800 shares at $49.6250 a share

            12/12/97      Purchased 3,500 shares at $48.00 a share

            12/15/97      Purchased 1,000 shares at $45.5417 a share

            12/15/97      Purchased 1,400 shares at $45.50 a share

            12/15/97      Purchased 7,300 shares at $45.0238 a share

            ZWEIG-DIMENNA INTERNATIONAL LIMITED

            DATE          DESCRIPTION OF TRANSACTION

            11/25/97      Purchased 10,000 shares at $49.3750 a share

            12/3/97       Purchased 26,700 shares at $49.00 a share

            12/11/97      Purchased 10,700 shares at $49.6250 a share

            12/12/97      Purchased 13,300 shares at $48.00 a share

            12/15/97      Purchased 4,000 shares at $45.5417 a share

            12/15/97      Purchased 5,300 shares at $45.50 a share

            12/15/97      Purchased 28,000 shares at $45.0238 a share

            ZWEIG-DIMENNA PARTNERS, L.P.

            DATE          DESCRIPTION OF TRANSACTION

            11/25/97      Purchased 4,300 shares at $49.3750 a share

            12/3/97       Purchased 11,300 shares at $49.00 a share

            12/11/97      Purchased 4,500 shares at $49.6250 a share

            12/12/97      Purchased 5,700 shares at $48.00 a share

            12/15/97      Purchased 1,700 shares at $45.5417 a share

            12/15/97      Purchased 2,300 shares at $45.50 a share

            12/15/97      Purchased 11,900 shares at $45.0238 a share

            ZDIM ACCOUNT

            DATE          DESCRIPTION OF TRANSACTION

            11/25/97      Purchased 1,900 shares at $49.3750 a share

            12/3/97       Purchased 5,000 shares at $49.00 a share

            12/11/97      Purchased 2,000 shares at $49.6250 a share

            12/12/97      Purchased 2,500 shares at $48.00 a share

            12/15/97      Purchased 800 shares at $45.5417 a share

            12/15/97      Purchased 1,000 shares at $45.50 a share

            12/15/97      Purchased 5,300 shares at $45.0238 a share

            GOTHAM ACCOUNT

            DATE          DESCRIPTION OF TRANSACTION

            11/25/97      Purchased 1,200 shares at $49.3750 a share

            12/9/97       Sold 15,000 shares at $51.9167 a share

     d.   Not Applicable

     e.   Not Applicable

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 1997

            ZWEIG-DiMENNA SPECIAL OPPORTUNITIES, L.P.
            By:  Zweig-DiMenna Associates LLC,
                 Managing General Partner


            By:    /s/  Joseph A. DiMenna
                   ----------------------
            Name:  Joseph A. DiMenna
            Title: A Managing Director of  the
                    Managing General Partner

            ZWEIG-DiMENNA INTERNATIONAL LIMITED

            By:   Zweig-DiMenna International
                   Managers, Inc., Investment Manager


            By:   /s/  Joseph A. DiMenna
                  ----------------------
            Name:  Joseph A. DiMenna
            Title: Executive Vice President

            ZWEIG-DiMENNA PARTNERS, L.P.
            By:   Zweig-DiMenna Associates LLC,
                  Managing General Partner

            By:  /s/  Joseph A. DiMenna
                 ----------------------
          Name:  Joseph A. DiMenna
         Title:  A Managing Director of the Managing
                  General Partner

            ZWEIG-DiMENNA INTERNATIONAL MANAGERS, INC.


            By:  /s/  Joseph A. DiMenna
                 ----------------------
            Name:  Joseph A. DiMenna
            Title: Executive Vice President

            GOTHAM ADVISORS, INC.


            By:   /s/  Joseph A. DiMenna
                  ----------------------
            Name:  Joseph A. DiMenna
            Title: Vice President